November 26, 2024

Angshuman (Bubai) Ghosh
Chief Executive Officer
Ribbon Acquisition Corp.
Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023
Japan

       Re: Ribbon Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 14, 2024
           File No. 333-281806
Dear Angshuman (Bubai) Ghosh:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Summary Financial Data, page 34

1. We note that your actual financial data as of September 30, 2024 is labeled as
       "Audited." However, your financial statements for the period ending September 30,
       2024 are unaudited. Please revise your label accordingly.
Dilution, page 84

2. We note your response to comment 18 and your updated dilution disclosure. We are unclear why you determined to deduct allocated transaction costs related to the offering using the relative fair value method, net of fair value of rights from amounts paid for redemptions, which results in a redemption value of less than $10.00 per
 November 26, 2024
Page 2

       share. Please revise to reflect the number of ordinary shares redeemed at the amounts equivalent to the amounts paid for redemptions for each redemption scenario of your
       NTBV, which is initially anticipated to be $10.00 per ordinary share, or advise. For example, in your maximum redemptions scenario with over-allotment, the amount of ordinary shares redeemed would be 5,073,469, assuming the $10.00 per ordinary share redemption value, rather than 5,735,959 ordinary shares redeemed. Proposed Business, page 93

3. We acknowledge your revisions in response to prior comment 19. Please revise to clarify that if you are considered a less attractive partner to a non-China or Hong
       Kong based target company, the pool of acquisition candidates may therefore be limited.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Shane Wu, Esq.